                                                                    EXHIBIT 4.9


CREDIT SUISSE FIRST BOSTON                              THE CHASE MANHATTAN BANK
  ELEVEN MADISON AVENUE                                       270 PARK AVENUE
 NEW YORK, NEW YORK 10010                               NEW YORK, NEW YORK 10017



                                                            November 19, 1997



Dollar Rent A Car Systems, Inc.
Thrifty Rent-A-Car System, Inc.
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135

Attention:  Joseph E. Cappy
            Chief Executive Officer


              Re:   $230,000,000 Revolving Credit Facility
                    $545,000,000 Commercial Paper Liquidity Facility Commitment Letter
                    ------------------------------------------------


Ladies and Gentlemen:

     Dollar Thrifty Automotive Group, Inc., a Delaware corporation ("DTAG"), has advised Credit Suisse First Boston ("Credit Suisse First Boston"), The Chase Manhattan Bank ("Chase") and Chase Securities Inc. ("CSI") that it intends to issue approximately 2,500,000 shares of its common stock, par value $.01 per share (the "Common Stock"), pursuant to a registered public offering for net cash proceeds of at least $45,000,000, which proceeds will be used to provide collateral for the financing of vehicles by DTAG and its subsidiaries (the "Primary Equity Offering"), and that Chrysler Corporation ("Chrysler") intends to sell approximately 20,000,000 shares of the Common Stock of DTAG owned by it pursuant to a registered public offering which, following the consummation thereof, will result in DTAG no longer being a subsidiary of Chrysler (the "Secondary Equity Offering", and, together with the Primary Equity Offering, the "Equity Offerings"). DTAG has further advised Credit Suisse First Boston that (a) it operates its vehicle rental businesses through two direct wholly-owned subsidiaries, Dollar Rent A Car Systems, Inc., an Oklahoma corporation ("Dollar"), and Thrifty Rent-A-Car System, Inc., an Oklahoma corporation ("Thrifty"), (b) it intends to implement through a special purpose, bankruptcy remote, wholly-owned subsidiary of DTAG, Thrifty Car Rental Finance Corporation (which may change its name to Rental Car Finance Corp.) ("RCFC"), a $900,000,000 medium term note program secured by vehicles and related assets to replace existing financing arrangements with Chrysler Financial Corporation (the "MTN Program"), (c) it intends to implement through a special purpose, bankruptcy remote, wholly-owned subsidiary, Dollar Thrifty Funding Corporation ("Dollar Thrifty Funding"), a $615,000,000 commercial paper program secured by vehicles and related assets, the proceeds of which will be used, in part, to refinance existing vehicle fleet indebtedness (the "CP Program"), (d) it has entered into vehicle supply arrangements pursuant to which Chrysler has agreed to supply vehicles to DTAG's subsidiaries and (e) in connection with the foregoing, it will enter into certain agreements with Chrysler and its subsidiaries relating to the separation of DTAG from Chrysler, including (i) credit support arrangements (the "Chrysler Support Arrangements") whereby Chrysler agrees to provide letter of credit support to the MTN Program and the CP Program in an aggregate initial amount (the "Initial Support Amount") equal to $60,000,000 less, in the event DTAG receives net cash proceeds in excess of $10,000,000 pursuant to the exercise by the underwriters and managers of the Equity Offerings of their options to purchase additional shares of Common Stock to cover over-allotments (the "Over-allotment Options"), the amount of net cash proceeds in excess of $10,000,000 (to the extent Chrysler and its subsidiaries have provided or arranged Purchased Franchise Vehicles Support (as defined below) and have not requested DTAG to use any such excess proceeds to finance the acquisition of Purchased Franchise Vehicles), subject thereafter to annual reductions commencing September 30, 1999 equal to the greater of 20% of the Initial Support Amount and 50% of the consolidated excess cash flow (to be defined) of DTAG and subject (without duplication) to further reductions based on the net cash proceeds (plus related depreciation) received by DTAG and its subsidiaries from the disposition of Purchased Franchise Vehicles (as defined below) that were acquired with proceeds from the exercise of the Over-allotment Options that were in excess of $10,000,000 to the extent such proceeds did not result in a reduction of the Initial Support Amount pursuant to the initial determination thereof and (ii) other matters with respect to taxes and insurance (collectively, the "Continuing Chrysler Arrangements", and, together with the Equity Offerings, the MTN Program and the CP Program, the "Transaction"). "Purchased Franchise Vehicles Support" means credit support for the financing of certain vehicles to be acquired by Dollar in connection with the planned acquisition by it of the Dollar franchisee currently operating in Orange County, California (such vehicles, the "Purchased Franchise Vehicles") on terms and conditions reasonably satisfactory to Credit Suisse First Boston and Chase; provided that such support may be conditioned on the utilization by DTAG of proceeds received by it from the exercise of the Over-allotment Options in the financing of such acquisition of Purchased Franchise Vehicles.

     You have further informed us that (a) DTAG, Dollar and Thrifty will require, collectively, up to $230,000,000 in a senior, secured five-year revolving bank credit facility (the "Credit Facility"), which facility would be used for (i) the issuance of letters of credit that would support the MTN Program and the CP Program as well as other obligations, including performance and insurance bonds, and (ii) the working capital needs of Dollar, Thrifty and their operating subsidiaries and (b) Dollar Thrifty Funding will require up to

$545,000,000 in a senior, secured 364-day revolving bank liquidity facility (the "Liquidity Facility", and, together with the Credit Facility, the "Facilities"), the proceeds of which would be used to repay maturing commercial paper issued pursuant to the CP Program and repay matured loans under the Liquidity Facility.

     In connection with the foregoing, (a) Credit Suisse First Boston is pleased to advise you that it hereby commits to provide $138,000,000 of the Credit Facility and $327,000,000 of the Liquidity Facility and (b) Chase is pleased to advise you that it hereby commits to provide $92,000,000 of the Credit Facility and $218,000,000 of the Liquidity Facility. Although Credit Suisse First Boston and Chase are committing severally to provide on a fully underwritten basis all of the Credit Facility on the terms set forth in the Credit Facility Term Sheet (as defined below), Credit Suisse First Boston and CSI will endeavor to arrange (in such capacity (and in the similar capacity described in the succeeding sentence), the "Co-Arrangers") a syndicate of financial institutions reasonably acceptable to you (together with Credit Suisse First Boston and Chase, the "Credit Facility Lenders") that would commit to provide all or a portion of the Credit Facility. In addition, although Credit Suisse First Boston and Chase are committing severally to provide on a fully underwritten basis all of the Liquidity Facility on the terms set forth in the Liquidity Facility Term Sheet (as defined below), Credit Suisse First Boston and CSI will endeavor to arrange a syndicate of financial institutions reasonably acceptable to you (together with Credit Suisse First Boston and Chase, the "Liquidity Facility Lenders", and, together with the Credit Facility Lenders, the "Lenders") that would commit to provide all or a portion of the Liquidity Facility.

     Attached as Exhibit A to this letter is a Summary of Terms and Conditions (the "Credit Facility Term Sheet") setting forth a summary outline of the principal terms and conditions on and subject to which Credit Suisse First Boston and Chase are committing severally to provide the Credit Facility. Attached as Exhibit B to this letter is a Summary of Terms and Conditions (the "Liquidity Facility Term Sheet", and, together with the Credit Facility Term Sheet, the "Term Sheets") setting forth a summary outline of the principal terms and conditions on and subject to which Credit Suisse First Boston and Chase are committing severally to provide the Liquidity Facility. The material terms and conditions of the commitments of Credit Suisse First Boston and Chase hereunder and under the Facilities are set forth herein and in the Term Sheets, and any additional matters that are not covered by the provisions hereof and of the Term Sheets shall be subject to our mutual agreement.

     It is agreed that Credit Suisse First Boston will act as the sole administrative agent for each of the Facilities (the "Administrative Agent") and that Chase will be referred to as the syndication agent for each of the Facilities (the "Syndication Agent", and, together with the Administrative Agent, the "Agents"). No additional agents or co-agents or arrangers will be appointed by you or any of us without the prior written consent of the other signatories hereto. In addition, Credit Suisse First Boston and Chase reserve the right to employ the services of Credit Suisse First Boston Corporation ("CSFB") and CSI, respectively, in providing the services contemplated by this letter and to make the financings contemplated hereby through one or more of its affiliates, and you agree that, in connection with the provision of such services or financings, Credit Suisse First Boston, CSFB, Chase, CSI and such other respective affiliates may share with each other such confidential or other information relating to DTAG, Dollar, Thrifty and their respective affiliates as from time to time may be in their possession.

      You agree to assist the Co-Arrangers in forming each such syndicate and to provide Credit Suisse First Boston, Chase and the other Lenders, promptly upon request, with all information reasonably requested by them to complete successfully the syndication, including, but not limited to, (a) an information package for delivery to potential syndicate members and participants and (b) information and projections prepared by you or your advisers relating to the transactions described herein (exclusive of communications between you and your counsel that you are advised by such counsel are subject to the attorney client privilege to the extent the general nature of such communications are disclosed to us and do not contain information that a financial institution would consider material in deciding whether to extend commitments of the type described herein, including information that it would consider materially adverse to you or your affiliates). You also agree to use your best effort to ensure that the syndication efforts of the Co-Arrangers benefit from your existing lending relationships. You further agree to make appropriate senior officers and representatives of DTAG, Dollar and Thrifty available to participate in information meetings for potential syndicate members and participants at such times and places as the Co-Arrangers may reasonably request.

      You represent and warrant and covenant that:

           (a) all information (other than (i) financial statements and (ii) financial and business projections and forecasts) which has been or is hereafter made available to us by you or any of your representatives in connection with the transactions contemplated hereby is or, when furnished, will be complete and correct in all material respects and does not or, when furnished, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made;

           (b) the financial statements that have been or will be made available to us by you or any of your representatives have been or will be prepared in accordance with generally accepted accounting principles applied on a consistent basis and will present fairly, in all material respects, the financial condition and results of operation of the entities covered thereby; and

           (c) all financial and business projections and forecasts that have been or are hereafter prepared by you or on your behalf and made available to us or any other participant in a Facility have been or will be prepared in good faith based upon assumptions you believe to be reasonable.

You agree to supplement the information, financial statements, projections and forecasts referred to in clauses (a), (b) and (c) above from time to time until completion of each syndication so that the representations and warranties in the preceding sentence remain correct. In arranging and syndicating each Facility, the Co-Arrangers will use and rely on such information and projections without independent verification thereof.

     In connection with the syndication of the Facilities, each of Credit Suisse First Boston and Chase may, in its discretion, allocate to other Lenders portions of any fees payable to it in connection with the Facilities. You agree that no Lender will receive any compensation of any kind for its participation in a Facility, except as expressly provided for in this letter or in the Fee Letter referred to below.

     The commitments of Credit Suisse First Boston and Chase hereunder are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects of DTAG, Dollar, Thrifty and their respective subsidiaries taken as a whole from that described in the financial statements and financial projections reviewed by us prior to the date hereof, (b) our counsel confirming our due diligence analysis and review of the tax, environmental and legal matters relating to DTAG, Dollar, Thrifty and their respective subsidiaries (it being agreed that the condition in this clause (b) shall expire unless Credit Suisse First Boston and Chase shall have notified you on or prior to November 25, 1997 that such condition has not been satisfied), (c) our not being aware after the date hereof of any information or other matter which is inconsistent in a material and adverse manner with any information or other material disclosed to us prior to the date hereof, (d) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our reasonable judgment, could materially impair the syndication of either Facility, (e) there not being any competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of DTAG, Dollar, Thrifty or any of their respective subsidiaries (other than in respect of the MTN Program, the CP Program and any other financing of vehicles that is not contemplated to be included in the MTN Program or the CP Program to the extent such financing is on terms and conditions reasonably satisfactory to Credit Suisse First Boston and Chase), unless otherwise agreed to by Credit Suisse First Boston and Chase, (f) our review and reasonable satisfaction with the terms of the documentation governing the Transaction (other than, in the case of the Credit Facility commitment, documentation in respect of the Liquidity Facility or the CP Program, to the extent not yet in place), (g) the negotiation, execution and delivery on or before January 30, 1998 of definitive documentation with respect to the Credit Facility reasonably satisfactory to Credit Suisse First Boston and Chase and their counsel, (h) with respect to the Liquidity Facility, the negotiation, execution and delivery on or before March 31, 1998 of definitive documentation with respect to the Liquidity Facility reasonably satisfactory to Credit Suisse First Boston and Chase and their counsel and (i) the other conditions set forth in the Term Sheets. Once the Equity Offerings have been completed and the Credit Facility has been provided to you, our commitment to provide the Liquidity Facility shall be subject only to completion of the definitive documentation for such Facility reasonably satisfactory to Credit Suisse First Boston and Chase and their counsel and our reasonable satisfaction with the terms of the documentation for the CP Program.

     The reasonable costs and expenses (including, without limitation, the fees and expenses of Mayer, Brown & Platt, counsel to Credit Suisse First Boston and Chase, and Credit Suisse First Boston's and Chase's due diligence, syndication and other out-of-pocket expenses) arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements shall be for your account. You further agree, jointly and severally, to indemnify and hold harmless each Co-Arranger, Agent and Lender (including Credit Suisse First Boston and Chase) and each director, officer, employee, affiliate (including, without limitation, CSFB and CSI) and agent thereof (each, an "indemnified person") against, and to reimburse each indemnified person, upon its demand, for, any losses, claims, damages, liabilities or other expenses ("Losses") to which such indemnified person may become subject insofar as such Losses arise out of or in any way relate to or result from the Transaction or any aspect thereof, this letter or the financings contemplated hereby, including, without limitation, Losses consisting of reasonable legal or other reasonable expenses incurred in connection with investigating, defending or participating in any legal proceeding relating to any of the foregoing (whether or not such indemnified person is a party thereto); provided that the foregoing will not apply to any Losses of an indemnified person to the extent they are found by a final decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such indemnified person (or its agents or employees or any other indemnified person under its control) or the breach by such indemnified person of any obligation hereunder of such person to you in respect of the commitments set forth herein. Your obligations under this paragraph shall remain effective whether or not definitive financing documentation is executed and notwithstanding any termination or expiration of this letter or the offer contained herein; provided that, upon the execution and delivery of definitive documentation governing the Facilities, the indemnification provisions set forth in such definitive documentation shall be deemed, on a prospective basis, to supersede your indemnification obligations hereunder to the extent such indemnification provisions govern any Loss described herein. Neither Credit Suisse First Boston, Chase or CSI nor any other indemnified person shall be responsible or liable to any other person or entity for consequential damages which may be alleged as a result of this letter or the financings contemplated hereby and neither Credit Suisse First Boston or Chase nor any other indemnified person shall be responsible or liable for any damages which may be alleged as a result of its failure, if in accordance with the terms of this letter, to provide or participate in any Facility.

     The provisions of this letter are supplemented as set forth in, and are conditioned upon, a separate fee letter dated the date hereof from us to you (the "Fee Letter") and are subject to the terms of such Fee Letter. By executing this letter, you acknowledge that this letter and the Fee Letter are the only agreements between you and us with respect to the Facilities and set forth the entire understanding of the parties with respect thereto. This letter and the Fee Letter and the respective obligations and rights hereunder and thereunder shall not be delegated or assigned by you without our prior written consent. This letter may not be amended or otherwise modified except pursuant to a writing signed by each of the parties hereto. This letter may be executed by the signatories hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together one and the same letter. THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. EACH OF THE UNDERSIGNED PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF OR IN CONNECTION WITH, THIS COMMITMENT LETTER AND THE FEE LETTER, AND ANY OTHER COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY OF THE UNDERSIGNED PARTIES IN CONNECTION HEREWITH OR THEREWITH.

     By your acceptance hereof, you agree that neither this letter, the Fee Letter, nor any of their terms or substance, shall be disclosed, directly or indirectly, to any other person except to your employees, agents and advisers who are directly involved in the consideration of this matter or as disclosure may be compelled in a judicial or administrative proceeding or as otherwise required by law (and in each such event of permitted disclosure you agree promptly to inform us and to provide us with a reasonable opportunity to review and comment upon the contents of such disclosure); provided that, after your acceptance of the terms hereof and of the Fee Letter, you may disclose this letter and the terms set forth in the Term Sheets in any public filings or other disclosure under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that are required in connection with the Equity Offerings or the closing of the CP Program to the extent you have provided us a reasonable opportunity to review and comment upon the contents of such disclosure. Your obligations under this paragraph shall remain effective whether or not definitive financing documentation is executed and notwithstanding any termination or expiration of this letter or the offer contained herein.

     If you are in agreement with the foregoing, please sign and return to Credit Suisse First Boston and Chase the enclosed copies of this letter and the Fee Letter no later than 5:00 p.m., New York time, on November 20, 1997, at which time this offer shall terminate unless prior thereto we shall have received signed copies of such letters. Following your execution and delivery of this letter and the Fee Letter in accordance with the preceding sentence, our commitments hereunder shall terminate at 5:00 p.m., New York time, on January 30, 1998, unless on or prior to such time, definitive documentation with respect to the Credit Facility reasonably satisfactory to us and our counsel has been executed and delivered by you, us and, to the extent the Credit Facility has been syndicated, the applicable Credit Facility Lenders, and our commitments hereunder with respect to the Liquidity Facility shall terminate at 5:00 p.m., New York time, on March 31, 1998, unless on or prior to such time, definitive documentation with respect to the Liquidity Facility reasonably satisfactory to us and our counsel has been executed and delivered by Dollar Thrifty Funding, us and, to the extent the Liquidity Facility has been syndicated, the applicable Liquidity Facility Lenders.




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

     We look forward to working with you on this transaction.

                                              Very truly yours,

                                              CREDIT SUISSE FIRST BOSTON


                                              By: /s/ Robert N. Finney
                                                  -----------------------------
                                                  Title: Managing Director


                                              By: /s/ Thomas Muoio
                                                  -----------------------------
                                                  Title: Vice President


                                              THE CHASE MANHATTAN BANK


                                              By: /s/ BJ Lillis
                                                 ------------------------------
                                                 Title: Managing Director


                                              CHASE SECURITIES INC.


                                              By: /s/ Donald R. Benson
                                                 ------------------------------
                                                 Title: Managing Director



Accepted and agreed to as of the date
first above written:


DOLLAR RENT A CAR SYSTEMS, INC.

By:/s/  Robert J. Drvostep
   -----------------------------
   Title: Vice President and
          Chief Financial Officer

THRIFTY RENT-A-CAR SYSTEM, INC.


By:  /s/ Steven B. Hildebrand
   ------------------------------
   Title: Vice President, Chief
          Financial Officer and
          Treasurer


DOLLAR THRIFTY AUTOMOTIVE
 GROUP, INC.


By: /s/ Steven B. Hildebrand
   -------------------------------
   Title: Vice President, Chief
          Financial Officer and
          Treasurer

Syndication Agent:           The Chase Manhattan Bank (in such capacity, the
                             "Syndication Agent", and, together with the Liquidity Agent and the Collateral Agent, the
                             "Agents").

Liquidity Facility Lenders:  Domestic and foreign commercial banks and other financial institutions maintaining short-term unsecured debt ratings of at least "A-1" from S&P and "P-1" from Moody's.

Commitment Maturity Date:    The earliest of (i) 364 days from the date of such
                             commitment, (ii) the date on which all commercial paper has been paid in full and cannot be re-issued and (iii) the date on which Dollar
                             Thrifty Funding terminates the Liquidity Facility.

Facility Amount:             The aggregate commitments under the Liquidity
                             Facility will initially total $545,000,000.

Commitment Fees:             The Issuer shall pay to the Liquidity Agent, for
                             the ratable benefit of the Liquidity Facility
                             Lenders, a commitment fee on the average daily unused portion of the Liquidity Facility, payable monthly in arrears, at 18.75 basis points per annum, calculated on the basis of a year of 360 days for actual days elapsed.

Facility Availability:       Subject to having met the liquidity conditions set
                             forth below, each Liquidity Facility Lender may be obligated to make advances to the Issuer at any time during the term of its commitment in an amount up to the lesser of (i) the available portion of its commitment amount and (ii) its pro rata share of the face amount of outstanding commercial paper maturing on or after such date.
                             The aggregate amount that may be drawn under the Liquidity Facility on any date will equal the lesser of (i) the CP Borrowing Base (as defined below) less the available Letter of Credit amount and (ii) the undrawn amount of the Liquidity
                             Facility. The "CP Borrowing Base" will be (a) the outstanding principal amount, net of any write downs (which write downs will be based upon losses in respect of collateral), of the Variable Funding
                             Note (defined below), plus (b) all accrued and unpaid interest thereon, plus (c) any cash held by the Issuer in a designated commercial paper account. The "Variable Funding Note" will be a note representing a new series issued under the master indenture between Rental Car Finance Corp. ("RCFC"), formerly Thrifty Car Rental Finance Corporation, a bankruptcy remote special purpose corporation and wholly-owned subsidiary of DTAG, and Bankers Trust Company, as Trustee (the "RCFC Indenture"). The security pledged under the RCFC Indenture to secure the Variable Funding Note will be as set forth below under the caption "Security".

                                The Liquidity Facility may be drawn in the event the Issuer has determined, after consultation with the commercial paper dealers, that commercial paper cannot be sold, unless:

                                (a) the Issuer has experienced an insolvency event, or

                                (b) the amount available under the Letter of Credit has been reduced to zero due to credit draws.

Interest Periods and Rates:     At the option of the Issuer:

                                (i)  Base Rate, or

                                (ii) the one, two, three or six-month
                                     Eurodollar Rate plus 75.0 basis points.

                                For purposes hereof:

                                     "Base Rate" means the higher of (i) the
                                rate of interest established by the Liquidity Agent as its base or prime rate in effect at its principal office in New York City (the "Prime Rate") and (ii) the federal funds effective rate from time to time plus 50 basis points; and

                                     "Eurodollar Rate" means the rate
                                (grossed-up for maximum statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for one, two, three or six months (as selected by the Issuer) are offered by the Liquidity Agent in the relevant interbank eurodollar market.

                                Such per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of Base

                                Rate loans the interest rate payable on which is then based on the base or prime rate) for actual days elapsed.

Security:                       The Issuer will pledge all its right, title and
                                interest in the Variable Funding Note and all security for the Variable Funding Note under the RCFC Indenture, including, but not limited to, the related master lease and servicing agreement (the "Lease Agreement"), the vehicles leased thereunder (the "Vehicles"), proceeds from the manufacturer programs related to the Vehicles, all sale and insurance proceeds from the Vehicles, the Letter of Credit supporting the payments due under the Lease Agreement and the capitalization demand note capitalizing RCFC and any security therefor.

                                Vehicles eligible to be leased under the Lease Agreement ("Eligible Vehicles") will be cars and light duty trucks that are subject to a manufacturer disposition program (a "Manufacturer Program") provided by an eligible manufacturer (a "Manufacturer") (such Vehicles, "Program Vehicles") and cars and light duty trucks not subject to a Manufacturer Program ("Non-Program Vehicles"), provided that the aggregate net book value of all Non-Program Vehicles under the Lease Agreement will be subject to a limit of 20% of the size of the CP Program.


Reduction or Termination
of Liquidity Facility:          The Issuer may, upon three business days'
                                notice, reduce in part or terminate in whole the amount of the Liquidity Facility without penalty. Any partial reduction of the Liquidity
                                Facility will be pro rata across the Liquidity
                                Facility and in minimum amounts of $5,000,000 and increments of $1,000,000 thereafter. No reductions may be made in an amount such that, after giving effect to such reduction, the aggregate amounts available under the Liquidity
                                Facility and the Letter of Credit would be less than the amount required by the Rating Agencies.

Credit Enhancement:             A.  Letter of Credit.  In order to assure the
                                timeliness of payment by the lessees under the Lease Agreement, credit enhancement will be provided, in part, pursuant to a letter of credit issued under the Credit Facility and/or a letter of credit issued by Chrysler Credit
                                Corporation (and, if

                                Chrysler Credit Corporation is such an issuer, its letter of credit, together with any letter of credit issued under the Credit Facility, shall be fronted by a letter of credit (the "Fronting L/C") issued by a single institution (the "Fronting Bank") which maintains short-term credit ratings of "A-1" (or better) from S&P and "P-1" from Moody's (collectively, the "Letter of Credit")). It is expected that the Letter of Credit will be in an aggregate amount equal to the sum of approximately 10% of the net book value of eligible Program Vehicles financed by the proceeds of the issuance of the Variable Funding Note and approximately 15% of the net book value of eligible Non-Program Vehicles financed by the proceeds of the issuance of the Variable Funding Note. Final sizing of the exact enhancement levels (the "Required Enhancement Amount") will be determined by the Rating Agencies, and will generally be sized in accordance with the foregoing percentages and will cover, among other items, the following:


                                (a) the discount on the commercial paper notes
                                    (yield to investors) based on the maturity of the commercial paper notes;

                                (b) payments due from a lessee for any
                                    casualty, late return, excess mileage or damage charges;

                                (c) payments due from RCFC for the difference
                                    between the net book value of Non-Program
                                    Vehicles and the proceeds to be received upon the sale of such Non-Program Vehicles to a third party;

                                (d) the aggregate amount of depreciation that
                                    would be expected to accrue in respect of Vehicles during a 60-day period;

                                (e) commitment fees due to letter of credit
                                    providers, the Fronting Bank (if any) and the Liquidity Facility Lenders; and

                                (f) any other expenses associated with the
                                    disposition of the Vehicles (i.e.,
                                    secondary servicer expenses).

                                B. Overcollateralization. On the closing date of the CP Program, RCFC will obtain additional capital (by capital contribution or otherwise), the proceeds of which will be used to purchase Eligible Vehicles for lease under the Lease Agreement. The lease payments under the Lease Agreement and all disposition proceeds from these Eligible Vehicles will provide additional credit enhancement for the Variable Funding Note. The overcollateralization may be increased in the future to provide additional credit enhancement as required under the terms of the CP Program.

Conditions to Effectiveness:    The availability of the Liquidity Facility shall
                                be conditioned, except to the extent waived, upon satisfaction of, among other things, the following conditions precedent on or before March 31, 1998:

                                1. Execution and delivery of reasonably
                                   satisfactory credit, security and other
                                   related documentation embodying the
                                   structure, terms and conditions of the
                                   Liquidity Facility contained herein
                                   (collectively, the "Liquidity
                                   Documentation").

                                2. The $230,000,000 Credit Facility shall be in
                                   full force and effect and no default shall then exist thereunder.

                                3. The Issuer's commercial paper shall have
                                   received ratings of "A-1" (or better) from S&P and "P-1" from Moody's.

                                4. Due authorization, execution and delivery
                                   of the Letter of Credit in form and
                                   substance reasonably satisfactory to
                                   the Agents.

                                5. The absence of an Event of Amortization,
                                   Limited Event of Amortization or Lease
                                   Event of Default.

                                6.   All representations and warranties
                                     of the Issuer and RCFC contained in each of the CP Program documents to which the Issuer or RCFC is a party shall be true and correct (including, as of the Closing Date, no material litigation or similar proceeding which would have a material adverse effect on the ability of Issuer or RCFC to perform its obligations under such documents).

                                7.   RCFC shall not have sold, assigned, or
                                     otherwise encumbered any of the Vehicles financed under the Variable Funding Note issued to Dollar Thrifty Funding except as permitted under the applicable agreements.

                                8. A collateral account, a master collateral account and a commercial paper account in respect of the CP Program shall have been established.

                                9.   The Liquidity Agent shall have received
                                     the results of a recent lien search in each of the jurisdictions and offices where assets constituting collateral for the Liquidity Facility and the Variable Funding Note are located or recorded and such search shall reveal no liens on any such assets except to the extent contemplated in the paragraph captioned "Security" above or released on the Closing Date or otherwise consented to by the Liquidity Agent.

                                10.  The Liquidity Agent shall be satisfied
                                     that all Vehicles have been properly
                                     titled and that the security interests
                                     therein described in the paragraph
                                     captioned "Security" above have been
                                     notated and the Liquidity Agent shall have received evidence that all UCC-1 financing statements and other instruments and documents as may be necessary or desirable to perfect the other security interests described in the paragraph captioned "Security" above have been forwarded for filing or, in its discretion, are in its possession in a form suitable for filing.

                               11. The Liquidity Facility Lenders shall have received such opinions, instruments, certificates and other documents as are customary for transactions of this type or as they may reasonably request, including
                                     (i) legal opinions regarding exemption from registration of the commercial paper notes under the Securities Act of 1933 and exemption of the Issuer from the provisions of the Investment Company Act and (ii) enforceability opinions for all CP Program documents (including the Letter of Credit and the Variable Funding Note), a non-consolidation opinion, perfection opinions and, if required by the Rating Agencies, opinions addressing the enforceability of the Manufacturer Programs against the Manufacturers.

Representations and
Warranties:                    The representations and warranties of the Issuer
                               shall include customary provisions for
                               transactions of a similar nature, including the following:

                               1. Standard representations as to corporate existence, compliance with law and authority to enter the contemplated transaction (including enforceability, no proceedings, no conflicts).

                               2. Representations that all commercial paper notes are exempt from registration under
                                     Section 4(2) of the Securities Act of
                                     1933.

                               3. Representations that the Issuer is not an "investment company" within the meaning of the Investment Company Act of 1940.

                               4.    Representations as to compliance with
                                     margin regulations.

                               5.    Representations that the Issuer is not
                                     insolvent or bankrupt and is not the
                                     subject of any similar proceedings.

                               6.    Representations as to ownership of
                                     assets and creation and perfection of
                                     security interest.

Covenants of the Issuer
and RCFC:                      Customary for transactions of a similar nature,
                               including the following:


                               1. The Issuer and RCFC will provide or, where applicable, cause DTAG, as master servicer (the "Master Servicer"), to provide the Collateral Agent and the Liquidity Facility Lenders with such information with respect to the transaction as the Liquidity Facility Lenders may reasonably require, including, but not limited, to, financial statements of RCFC and the Issuer.

                               2. The Issuer and RCFC will take all actions necessary to ensure that all taxes and other governmental claims in respect of RCFC's and the Issuer's operations and assets are properly paid.

                               3.    The Issuer and RCFC will comply in all
                                     material respects with its obligations
                                     under the documents to which it is a party and will not take any action which would permit DTAG or the lessees to have the right to refuse to perform any of their obligations under the Lease Agreement.

                               4. The Issuer and RCFC will give the Liquidity Facility Lenders notice of any default under any agreements between the Issuer, RCFC and any of DTAG or the lessees, the Liquidity Facility Lenders or the Collateral Agent.

                               5. The Issuer will take all actions necessary to ensure that the lessees or such other affiliate of DTAG as is responsible therefor has filed and recorded all documents and statements required to maintain title to the Vehicles.

                               6. The Issuer and RCFC will not create, incur, assume, or cause to exist any lien or security interest on any of its property other than as provided under the Liquidity Documentation.

                               7. The Issuer will not create, incur, assume, or cause to exist any indebtedness or any other liability except (i) indebtedness evidenced by the commercial paper, (ii) advances under the Liquidity Facility,
                                     (iii) normal operating expenses and (iv) liquidity advances under the Letter of Credit.

                               8. Limitation on merger, consolidation, joint venture, or other association of the Issuer and RCFC.

                               9. Neither the Issuer nor RCFC will amend its organizational documents without the written consent of the Majority Secured Parties (to be defined) and the Rating Agencies.

                               10. Neither the Issuer nor RCFC will change its business or enter into new businesses or enter into any agreements other than as contemplated by the Liquidity
                                     Documentation.

                               11.   The Issuer and RCFC will satisfy their
                                     obligations under the Employee Retirement
                                     Income Security Act of 1974, as amended, and all other legal requirements.

                               12. The Issuer will not sell or purchase any collateral except as contemplated in the Liquidity Documentation.

                               13. RCFC and the Issuer will maintain their respective separate legal existence and will maintain their respective corporate identities (separate from DTAG and any other affiliates) and will not enter into transactions with DTAG and its affiliates except on an arm's length basis.

                               14. Neither RCFC nor the Issuer will change the location of its principal office without prior notice to the Liquidity Agent and the Collateral Agent.

Covenants of DTAG:             The Lease Agreement will contain customary
                               covenants made by DTAG and the lessees for transactions of a similar nature, including the following:

                               1.    The maintenance of a minimum Interest
                                     Coverage Ratio (to be defined) of
                                     1.1:1.0.

                               2. The maintenance of a minimum Fixed Charge Coverage Ratio (to be defined) of 1.0:1.0.

                               3.    DTAG will not be permitted to make
                                     distributions (including dividends and
                                     return of capital) to its stockholders
                                     except amounts up to cumulative net
                                     income from the Closing Date.

Events of Amortization:        The Events of Amortization under the Liquidity
                               Facility will include, among other events, the following.

                               1. Failure of the Issuer to repay maturing commercial paper when due.

                               2. Failure of the Issuer to pay principal on advances to Liquidity Facility Lenders under the Liquidity Facility when due or failure to pay interest on advances or Commitment Fees within three business days after such amounts become due.

                               3. Breach of a representation or warranty of the Issuer set forth in the Liquidity Agreement or other program documents after any applicable grace period.

                               4.    Failure to observe or perform certain
                                     covenants of the Issuer contained in the Liquidity Agreement or other program documents and the continuance of such failure after any applicable grace period.

                               5.    Involuntary bankruptcy proceedings are
                                     commenced against the Issuer, RCFC or the Servicer and not dismissed within 60 days or a decree or order for relief is entered against the Issuer, RCFC or the Servicer, certain insolvency events occur or voluntary bankruptcy or similar proceedings are commenced with respect to the Issuer, RCFC or the Servicer.

                               6.    Final judgment in excess of $100,000
                                     against RCFC or the Issuer is unsatisfied and unstayed for 60 days.

                               7.    The available amount of credit
                                     enhancement is for a one business day
                                     period less than the Required
                                     Enhancement Amount.

                               8. The rating on the Issuer's commercial paper notes is downgraded to "A-2" or less by S&P or "P-2" or less by Moody's, or withdrawn, and all of the Liquidity Facility Lenders have a rating of A-1 or better by S&P and P-1 by Moody's.

                               9. The occurrence of an Event of Default under the Lease Agreement or the RCFC Indenture after any applicable grace period.

                               10.   The declaration by the Credit Facility
                                     Lenders of an event of default under the $230,000,000 Credit Agreement or by Chrysler Credit Corporation under the reimbursement agreement relating to the letter of credit issued by it in connection with the CP Program.

                               Upon the occurrence of an Event of Amortization, the Liquidity Facility Lenders shall remain obligated to make advances to the Issuer to repay outstanding commercial paper up to the amount of their respective commitments, unless the voluntary or involuntary bankruptcy or insolvency of the Issuer shall have occurred or the available amount of credit enhancement shall be reduced to zero due to credit draws.


Limited Events of
Amortization:                  The Limited Events of Amortization will result
                               in, and will include, among other events, the following:


                               1.    Dollar Thrifty Funding will not be
                                     permitted to make any further purchases of the Variable Funding Note the proceeds of which will be used by RCFC to finance Vehicles from a particular Manufacturer if:

                                     (a)  such Manufacturer fails to pay
                                          amounts owed to the lessees or RCFC
                                          under the applicable Manufacturer
                                          Program, subject to any applicable
                                          grace period;

                                     (b)  such Manufacturer becomes the subject
                                          of an insolvency, bankruptcy or
                                          similar preceding; or

                                     (c)  such Manufacturer or such
                                          Manufacturer's Manufacturer Program
                                          shall cease to be an eligible
                                          Manufacturer or eligible Manufacturer
                                          Program, respectively.

                               2.    Dollar Thrifty Funding will not be
                                     permitted to make any further purchases of the Variable Funding Note if the liquidity loan commitment of any Liquidity Facility Lender shall have been terminated, Dollar Thrifty Funding shall have failed to replace such Liquidity Facility Lender and the outstanding principal amount of the Variable Funding Note would exceed the remaining aggregate liquidity loan commitments.

                               3.    Dollar Thrifty Funding will not be
                                     permitted to make any further purchases of the Variable Funding Note if the short-term credit ratings of a Liquidity Facility Lender are reduced to below "A-2" by S&P or "P-2" by Moody's, such Liquidity Facility Lender is not replaced by another Liquidity Facility Lender within 60 days (or such other period of time as may be determined by the Rating Agencies) and the outstanding principal amount of the Variable Funding Note would exceed the remaining aggregate liquidity loan commitments. Dollar Thrifty Funding will again be permitted to make purchases when the size of the CP Program is reduced by the amount of the commitment(s) of such Liquidity Facility Lender.

Lease Events of Default:             The Lease Events of Default shall include,
                                     among other events, the following:

                               1. Failure of a lessee and the guarantor to pay any portion of rent allocable to base rent due under the Lease Agreement within three business days of such due date or the failure to pay the portion of rent under the Lease Agreement allocable to variable rent or any other amount due in respect thereof within five business days after such amounts become due.

                               2.    Involuntary bankruptcy proceedings are
                                     commenced against RCFC, DTAG or any of its affiliates and not dismissed within 60 days or a decree or order for relief is entered, certain insolvency events occur or voluntary bankruptcy or similar proceedings are commenced.

                               3. Failure by a lessee or the guarantor to comply with or perform any provision of the Lease Agreement and the continuance of such failure after any applicable grace period.

                               4.    Material breach of a representation or
                                     warranty of a lessee or the guarantor set forth in the Lease Agreement after any applicable grace period.

                               5. Failure of the lessees and the guarantor to maintain the available credit enhancement amount at the Required Enhancement Amount for more than one Business Day.

                               Upon the occurrence of a Lease Event of Default, RCFC will not be permitted to make any further advances under the Lease Agreement.

Events of Liquidation:         Lease Events of Default set forth under clauses
                               2 and 5 above will also constitute Events of Liquidation.

                               Upon the occurrence of an Event of Liquidation, RCFC will be required to exercise its right to return Program Vehicles to the Manufacturers or otherwise dispose of them under the respective Manufacturer Programs upon the expiration of the minimum vehicle holding period (if applicable) and dispose of all Non-Program Vehicles in a commercially reasonable manner. Events of Liquidation can be waived upon consent from (i) two-thirds of the Liquidity Facility Lenders and
                               (ii) the Fronting Bank.


Assignments and
Participations:                Each Liquidity Facility Lender may assign all or
                               a portion of its commitment to an eligible assignee subject to certain specified conditions, including Rating Agency confirmation, consent (not to be unreasonably withheld) of the Liquidity Agent and the Issuer
                               (except with respect
                               to assignments to another Liquidity Facility
                               Lender) and a minimum commitment for each Liquidity Facility Lender of $5,000,000.
                               Liquidity Facility Lenders may participate their commitments without consent. Participants shall have the same benefits as the Liquidity
                               Facility Lenders with respect to yield
                               protection and increased cost provisions.
                               Voting rights of participants shall be limited to certain customary issues. Pledges of loans in accordance with applicable law shall be permitted without restriction; provided that the obligations under the Liquidity Documentation of the Liquidity Facility Lender pledging any such loan may not be delegated or assigned pursuant to any foreclosure under such pledge without the consent of the Issuer (as provided above).

Other Provisions:              Provisions as to voting, yield protection and
                               expenses and indemnification that are
                               substantially similar to those described in the Credit Facility Term Sheet. The Issuer will have the right to replace any Liquidity Facility
                               Lender (i) that demands payment of amounts in respect of increased costs which the Issuer, in its reasonable judgment, believes is reasonably likely to be demanded again in the future so long as an event of amortization shall not have occurred and be continuing or (ii) whose short-term unsecured debt rating is downgraded by a Rating Agency to a level below the then current credit rating assigned to the Issuer's commercial paper notes by such Rating Agency, in each case, with an Eligible Liquidity
                               Facility Lender (to be defined) acceptable to the Liquidity Agent.

Governing Law and Forum:       State of New York.

Counsel to the Co-Arrangers
and the Agents:                Mayer, Brown & Platt.

Commitment Termination Date:   The Liquidity Documentation must have been
                               entered into on or before March 31, 1998.